Quarterly report 2007

for the period from January 1, 2007 to March 31, 2007

+ Turnover increased by 6.2 % on comparable areas
+ EBIT risen by € 0.2m
+ Unfading propensity to consume – Increased VAT has not affected positive consumer mood

LUDWIG BECK

+ ISIN DE0005199905 + LUDWIG BECK am Rathauseck – Textilhaus Feldmeier AG + Marienplatz 11 + 80331 Munich +
+ Fon +49 89 23691-0 + Fax +49 89 23691-600 + www.ludwigbeck.de + info@ludwigbeck.de +

Key figures of the group

€m	Jan. 1, 2007 –Mar. 31, 2007	Jan. 1, 2006 –Mar. 31, 2006
Gross sales (incl. sales tax)	23.0	21.9
Gross profit [1]	8.9	8.6
EBITDA	1.1	0.9
EBIT	0.2	0.0
Net loss	-0.3	-0.5
Earnings per share (in €) [2]	-0.14	-0.19
Capital expenditures	0.5	0.4
Employees (as of Mar. 31) [3]	516	521
Apprentices (no.)	46	58

[1] Net sales minus cost of materials [2] Basis 2006 and 2007: 3.36 million shares [3] Without apprentices

Introduction

LUDWIG BECK's financial reporting is based on the International Financial Reporting Standards (IFRS) and conforms to § 37w WpHG. Generally, the interim report is prepared as an update of the business report focusing on the current reporting period. The group accounts prepared in addition thereto in accordance with IFRS serve as a fundamental basis for LUDWIG BECK's financial reporting in compliance with IFRS as leading accounting system. Therefore, the interim report should be read together with the IFRS-compliant group accounts and the business report published for the fiscal year 2006.

Report on the earnings, financial and asset situation

Earnings situation

Development of sales
In the fiscal year 2007, LUDWIG BECK could continue the positive development trend and the new fiscal year was off to an excellent start. The aggregate turnover of the LUDWIG BECK group amounted to € 23.0m in the first three months of 2007 (previous year: € 21.9m), equaling an increase of 5.1 %. The Group's gross turnover on comparable areas even rose more significantly (6.2 %) and showed a better development than the business sector in general, which scored 3 % growth according to "TextilWirtschaft".

The strong increase in gross turnover was impaired by the VAT increase as of January 1, 2007. Consequently net proceeds went up by 2.4 %.

A review of the first quarter: The VAT increase made consumers unsure at the beginning of the year and only allowed a 1.3 % like-for-like increase of gross turnover in January. But as early as February there was a surprisingly strong rise in sales and LUDWIG BECK could register a 6.7 % like-for-like sales plus that could be even increased in March – also due to the season – to a considerable degree: 9.5 % growth on comparable areas. All in all the first quarter exceeded all expectations despite of the anticipated temporary slowdown in sales dynamics after the value added tax increase. The welcome development is mainly due to renovations and extensions to high-volume departments that were carried out last year. The modernized Men's Fashion department posted a sales increase of 20 %, the newly fitted Leatherware & Accessories department achieved a 12 % growth and the renovated Young Designers' Fashion department scored a 10 % plus.

Earnings situation
In the 1st quarter of the fiscal year 2007 net profits at group level came to € 8.9m thus exceeding the results of the comparable period (previous year: € 8.6m). The net profit margin rose to 45.8 % (previous year: 45.6 %).

Continued optimized cost management helped to further reduce the expense ratio (expenses in comparison to corresponding proceeds) by 0.9 % points. With 44.7 % it fell clearly below last year's value (45.6 %).

The EBIT margin rose by 1.1 % points. Hence, the EBIT showed a positive development with € 0.2m (previous year: € 0.0m).

Financial situation

Cashflow
The cashflow from current business went up to € -2.1m in the first three months of 2007 (previous year: € -3.7m).

Investments
LUDWIG BECK AG's investment costs amounted to € 0.5m in the period from January to March 2007, an increase by € 0.1m compared with the previous year (€ 0.4m). Investments concerned the modernization of our Combination Wear department at our flagship store at Marienplatz (€ 0.3m).

Asset situation

Balance sheet structure

The balance sheet structure of the LUDWIG BECK Group is dominated by the real estate situated at Marienplatz and its long-term financing structure. To optimize the financial structure of its operative business, LUDWIG BECK AG exchanged existing short-term credit lines for new medium-term bank loans in the amount of € 2.0m in the first quarter of 2007. For the financing of seasonally conditioned larger stocks, short-term accounts payable were increased by a little less than € 2.0m.

Employees

At the end of the quarter, the number of employees (without apprentices) was 516 (previous year: 521) in accordance with Section 267 para 5 Commercial Code (HGB). The weighted number of full-time employees at group level went up to 376 (previous year: 371). At the relevant date, March 31, 2007, 46 apprentices (previous year: 58) were employed by LUDWIG BECK.

Risk report

Within the scope of its activities in the sales markets, the LUDWIG BECK Group is exposed to various risks connected with entrepreneurial transactions. A detailed description is contained in our current business report for the year 2006 (page 42 et seq.). It can also be found on our website **www.ludwigbeck.de** under Investor Relations/financial publications.

Forecast report

Even though, at the beginning of 2007, consumers responded in a restrained manner to the increased value added tax, the anticipated price shock failed to appear. On the contrary: at the end of the first quarter of 2007 the propensity to consume resumed growth after a period of weakness thus clearly marking a trend reversal according to the Association for Consumption Research (GfK). The optimistic expectation of positive future business trends is especially sustained by regular positive news about the development of the employment situation. The Association of the German Retail Trade (HDE) also observed the balancing effect of growing employment figures and wage increases on the downward trend of the consumption climate. Approximately 32 % of the companies interviewed by HDE expect sales growth in the first half of 2007.

LUDWIG BECK endorses the optimistic forecasts of economic researchers and anticipates a continuation of the positive business situation in the current fiscal year.

With its consequently implemented Trading Up strategy the fashion house will remain on the road to success also in 2007 and beyond. This will include efficient area and cost management, the extension of important departments, attractive company events and a continued and uncompromising upgrading of the product ranges. This year's investments will focus on the complete restructuring of the façade, the arcade and the first floor of the flagship store. The construction measures will surely make the „Store of the Senses" a second attraction at Munich's Marienplatz beside Munich's City Hall with its Glockenspiel (chimes). Furthermore, by renting additional space at Marienplatz new sales potentials can be tapped on 500 m^2 of new selling space.

Thanks to the great commitment of its employees, LUDWIG BECK will remain the shopping paradise in the center of Munich also in 2007 and will drive the whole group to further earnings growth.

Munich, April 2007

The Executive Board

Appendix

Accounting in compliance with International Financial Reporting Standards (IFRS)

The present quarterly accounts of the Ludwig Beck AG Group as per March 31, 2007 have been prepared in compliance with the provisions of the International Financial Reporting Standards (IFRS) and the interpretations by the International Financial Reporting Interpretation Committee (IFRIC).

Presentation method

The quarterly accounts are prepared in compliance with IAS 34 (Interim reporting).

Methods of accounting and valuation

The quarterly accounts are based on the same methods of accounting and valuation as the group accounts as per December 31, 2006. A comprehensive description of these methods is contained in the Appendix to the published IFRS group accounts as per December 31, 2006.

Relationships with closely related enterprises and persons

Beside the relationships with closely related enterprises and persons named in the group accounts as of December 31, 2006, it has to be mentioned that LUDWIG BECK AG received

a short-term, low-interest loan in the amount of € 1.0m from ATON GmbH, Fulda, in March 2007.

The quarterly accounts were audited and no objections found.

All sums were exactly computed and then rounded to €m. The percentages given in the text were determined on the basis of the exact (not rounded) values.

Consolidated income statement

Consolidated income statement of LUDWIG BECK am Rathauseck – Textilhaus Feldmeier AG, Munich, for the period January 1–March 31, 2007, acc. to IASB

	Jan. 31–Mar. 31, 2007		Jan. 31–Mar. 31, 2006	
	€m	€m	€m	€m
1. Sales revenues				
- sales (gross)	23.0		21.9	
- minus sales tax	3.7	19.4	3.0	18.9
2. Other operating income		0.6		0.7
		20.0		**19.6**
3. Cost of materials	10.5		10.3	
4. Personnel expenses	4.3		4.3	
5. Depreciation	0.9		0.9	
6. Other operating expenses	4.2	19.8	4.2	19.6
7. EBIT		**0.2**		**0.0**
8. Financial result		-0.8		-0.9
of which financing expenses € 0.8m (previous year: € 0.9m)				
9. EBT		**-0.6**		**-0.9**
10. Deferred taxes		-0.3		-0.4
11. Consolidated net loss before minority interests		**-0.3**		**-0.5**
12. Minority interests		0.2		0.2
13. Consolidated net loss after minority interests		**-0.5**		**-0.6**
Earnings per share (undiluted and diluted) in €		-0.14		-0.19
Average number of outstanding shares in million		3.36		3.36

Segment reporting

	Retail	Franchise	Group
	€m	€m	€m
Jan. 1,–Mar. 31, 2007			
Non-Group sales (net)	18.1	1.2	19.4
Segment result (EBIT)	**0.2**	**0.1**	**0.2**
Jan. 1,–Mar. 31, 2006			
Non-Group sales (net)	17.6	1.3	18.9
Segment result (EBIT)	**0.0**	**0.0**	**0.0**

Consolidated balance sheet

Consolidated balance sheet of LUDWIG BECK am Rathauseck – Textilhaus Feldmeier AG, Munich, as at March 31, 2007, acc. to IASB

Assets	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2006
	€m	€m	€m
A. Long-term assets			
I. Intangible assets	2.8	2.8	2.8
II. Property. plant and equipment	87.5	87.8	88.4
III. Deffered taxes	4.3	4.0	5.2
IV. Other assets	0.2	0.2	0.2
	94.7	**94.8**	**96.6**
B. Short-term assets			
I. Inventories	11.2	9.2	12.9
II. Receivables and other assets	2.2	1.7	1.8
III. Cash and cash equivalents	1.0	0.8	0.6
	14.4	**11.7**	**15.2**
	109.1	**106.5**	**111.8**

Shareholders' equity and liabilities	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2006
	€m	€m	€m
A. Shareholders equity			
I. Subscribed capital	8.6	8.6	8.6
II. Reserves	8.4	8.9	7.7
III. Net income	0.9	0.9	0.5
IV. Supplementary item from minority interests	15.4	15.4	15.5
	33.3	**33.8**	**32.2**
B. Potential compensation claim by minority shareholders	**8.9**	**8.9**	**9.0**
C. Long-term liabilities			
I. Long-term liabilities to banks	35.8	34.4	35.0
II. Accruals	1.0	1.0	1.0
III. Other liabilities	6.4	6.5	6.5
IV. Deferred tax liabilities	4.5	4.5	4.5
	47.7	**46.4**	**47.0**
D. Short-term liabilities			
I. Liabilities to banks	11.7	11.0	16.7
II. Trade liabilities	2.3	1.8	3.2
III. Tax liabilities	0.2	0.3	0.0
IV. Other liabilities	5.0	4.3	3.7
	19.2	**17.4**	**23.6**
	109.1	**106.5**	**111.8**

Consolidated cash flow statement

Consolidated cash flow statement of LUDWIG BECK am Rathauseck – Textilhaus Feldmeier AG, Munich, for the period January 1–March 31, 2007, acc. to IASB

	Jan. 1, 2007 –Mar. 31, 2007	Jan. 1, 2006 –Mar. 31, 2006
	€m	€m
Cash flow from operating activities:		
Net loss before minority interests. taxes and extraordinary items	**-0.6**	**-0.9**
Adjustments for:		
+ depreciation of fixed assets	0.9	0.9
+ interest expenses	0.8	0.9
Operating result before changes to net working capital	**1.1**	**0.9**
Increase/decrease (-/+) in assets	-2.4	-3.8
Increase/decrease (+/-) in liabilities	0.1	0.1
Net cash from operating activities (before interest payments)	**-1.3**	**-2.8**
Interest paid	-0.8	-0.9
Net cash from operating activities	**-2.1**	**-3.7**
Disbursements for additions to fixed assets	-0.5	-0.4
Net cash used in investing activities	**-0.5**	**-0.4**
Disbursements to minority interests	-0.1	-0.1
Acceptance/repayment of bank liabilities	2.1	4.4
Acceptance/repayment of other net interest-bearing liabilities	1.0	0.0
Acceptance/repayment of other long-term borrowing (finance leasing)	-0.1	-0.1
Net cash from financing activities	**2.9**	**4.2**
Change in cash and cash equivalents	0.3	0.1
Cash and cash equivalents at beginning of period	0.8	0.5
Cash and cash equivalents at end of period	**1.0**	**0.6**

Consolidated equity statement

Consolidated equity statement of LUDWIG BECK am Rathauseck – Textilhaus Feldmeier AG, Munich, for the period January 1–March 31, 2007, acc. to IASB

	Share capital	Generated capital	Supplementary item from minority interests	Total
	€m	€m	€m	€m
Balance as of Jan. 1, 2007	8.6	9.8	15.4	33.8
Net loss after minority interests		-0.5		-0.5
Balance as of Mar. 31, 2007	**8.6**	**9.3**	**15.4**	**33.3**
Balance as of Jan. 1, 2006	8.6	8.8	15.5	32.9
Net loss after minority interests		-0.6		-0.6
Balance as of Mar. 31, 2006	**8.6**	**8.2**	**15.5**	**32.3**